FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice Concerning Filing of Shelf Registration Statement in Japan for the Issuance of New Shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: June 24, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Notice Concerning Filing of Shelf Registration Statement in Japan
for the Issuance of New Shares

Osaka, Japan, June 24, 2020 -- Takeda Pharmaceutical Company Limited (“Company”) announced today that at the meeting of its Board of Directors held on June 24, 2020, the Board of Directors resolved to file a Shelf Registration Statement in Japan regarding the issuance of new shares. The purpose of the filing is to issue shares of common stock of the Company in a timely and flexible manner in association with the introduction of a new Long Term Incentive Plan (“LTIP”). For details of the LTIP, please refer to “Launch of a New Employee Stock Purchase Plan and Long Term Incentive Plan for Company Group Employees Overseas” released today.

1.	Purpose of Shelf Registration	Please see above
2.	Class of Securities to be Offered	Shares of common stock of the Company
3.	Scheduled Issue Period	For the period from the scheduled effective date of the Shelf Registration to the date that is one year after such scheduled effective date (From July 3, 2020 to July 2, 2021)
4.	Scheduled Issue Amount	Up to JPY 70,000 million
5.	Use of Proceeds	The issuance of shares of common stock related to the Shelf Registration will be conducted based on the LTIP and is not intended to raise funds.
6.	Terms of Offering	To be determined.

This announcement has been prepared to publicly disclose the fling of Shelf Registration Statement in Japan and is not intended to, and does not, constitute, represent or form part of any offer, invitation or solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Media Contacts:
Japanese Media Kazumi Kobayashi kazumi.kobayashi@takeda.com +81 (0) 3-3278-2095	Media outside Japan Tsuyoshi Tada tsuyoshi.tada@takeda.com +1 (617) 551-2933

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